18000648

SECURI[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 06 2018
Washington DC
408

SEC FILE NUMBER
8-51241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRW SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. MADISON STREET, SUITE 2500
(No. and Street)

CHICAGO (City) IL (State) 60661-2555 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT FOWLER, 512-807-5584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE, SUITE 800 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY LEVOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Danielle Loizzo
Notary Public State of Illinois
My Commission Expires 12/27/2020

Notary Public

Signature

AUTHORIZED SIGNATORY

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member
DRW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DRW Securities, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2004.

Chicago, Illinois
February 27, 2018

DRW Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	49,087
Receivables from clearing brokers, net		69,878,904
Securities owned, at fair value		694,777,855
Derivative financial instruments owned, at fair value		318,819,350
Receivables from affiliated companies		361,618
Memberships in exchanges owned, at cost (fair value $696,000)		631,000
Other assets		82,937
Total assets	$	1,084,600,751
Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker, net	$	255,240,953
Securities sold, not yet purchased, at fair value		352,930,442
Derivative financial instruments sold, at fair value		370,336,321
Payable to Parent		16,233,024
Note payable - affiliate		9,855,000
Payables to affiliated companies		2,726,728
Other accrued expenses		2,256,881
		1,009,579,349
Member's Equity		75,021,402
Total liabilities and member's equity	$	1,084,600,751

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Securities, LLC ("the Company") is an Illinois limited liability company and a wholly-owned subsidiary of DRW Holdings, LLC ("DRWH" or "the Parent"). The Company engages in proprietary trading activities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and has several exchange memberships including memberships with Cboe Global Markets, Nasdaq, and NYSE Group.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

Securities and derivative transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Related trading expenses are recorded on a trade-date basis as transactions occur. Futures transactions are recorded in receivable from and payable to clearing brokers in the statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the statement of financial condition.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis.

Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Additionally, when the requirements are met, the Company offsets certain amounts recognized for receivables from or payables to clearing brokers against fair value amounts recognized for net derivative positions held at the same clearing broker.

Stock and memberships in exchanges: The Company's stock and memberships in exchanges owned, which represent ownership interests in exchanges and provide the right to conduct business on such exchanges, are recorded at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value existed at December 31, 2017.

Stock in exchanges not held for operating purposes is carried at fair value and is included in securities owned in the statement of financial condition. Gains and losses on stock and memberships in exchanges are computed based upon specific identification.

Income taxes: The Company is a single-member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of DRWH's tax returns. DRWH is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing DRWH's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2017, management has determined that there are no material uncertain tax positions. DRWH files income tax returns in U.S. federal jurisdiction and in various states. DRWH is generally not subject to examination by United States federal or state taxing authorities for tax years before 2014.

Recent accounting proncoucements: In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's' statement of financial condition.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Note 2. Receivables from and Payables to Clearing Brokers

Receivables from and payables to clearing brokers at December 31, 2017 consist of the following:

	Receivable	Payable
Clearing brokers	$ 20,090,493	$ 243,087,116
Unsettled transactions	43,622,207	11,350,007
Futures contracts - open trade equity	6,166,204	803,830
	$ 69,878,904	$ 255,240,953

Payable to clearing brokers relates to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Private equity investments measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 3. Fair Value of Financial Instruments (Continued)

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options, futures contracts, options on futures contracts, and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

U.S. Government securities are generally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities. The Company has determined that U.S. Government securities are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Corporate bonds are recorded at fair value based on various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds. The Company has determined that corporate bonds are classified as Level 1 in the fair value hierarchy based on broker quotes for identical securities with an active market.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

		Fair Value Measurements Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value
Assets					
Securities owned					
Exchange-traded funds	$ 35,660,565	$ 35,660,565	$ -	$ -	$ -
Equity securities	633,704,439	633,704,439	-	-	-
U.S. Government securities	3,312,981	3,312,981	-	-	-
Corporate bonds	21,273,620	21,273,620	-	-	-
Private equity investment	826,250	-	-	-	826,250
Derivative financial instruments owned					
Equity options	142,274,050	142,274,050	-	-	-
Options on futures contracts	176,545,300	176,545,300	-	-	-
Receivable from clearing broker					
Futures contracts - open trade equity	6,166,204	6,166,204	-	-	-
	$ 1,019,763,409	$ 1,018,937,159	$ -	$ -	$ 826,250
Liabilities					
Securities sold, not yet purchased					
Exchange-traded funds	$ 19,767,767	$ 19,767,767	$ -	$ -	$ -
Equity securities	317,113,052	317,113,052	-	-	-
U.S. Government securities	13,872,583	13,872,583	-	-	-
Corporate bonds	2,177,040	2,177,040	-	-	-
Derivative financial instruments sold					
Equity options	286,798,198	286,798,198	-	-	-
Options on futures contracts	83,538,123	83,538,123	-	-	-
Payable to clearing broker					
Futures contracts - open trade equity	803,830	803,830	-	-	-
	$ 724,070,593	$ 724,070,593	$ -	$ -	$ -

At December 31, 2017, the Company had a private equity investment of $826,250 measured using net asset value as a practical expedient, which is not categorized in the fair value hierarchy.

The Company assesses the levels of its investments at each measurement date, and transfers between levels are recognized on the actual date of the event of change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 4. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has an agreement with DRWH whereby certain operating expenses are paid by DRWH and charged to the Company based on a series of usage factors. Payable to Parent on the statement of financial condition of approximately $16,233,000 is related to these activities.

Additionally, the Company transacts business with and incurs amounts due from and payable to other affiliates in the ordinary course of business. At December 31, 2017, approximately $2,727,000 represents payables to affiliated companies and approximately $362,000 represents receivables from affiliated companies in connection with such transactions.

The Company has an unsecured demand loan facility (Revolver) with an affiliated entity. The outstanding amount payable under the Revolver at December 31, 2017 is $9,855,000 and is included in note payable - affiliate in the statement of financial condition. The loan is non-interest bearing. Due to the demand nature of the Revolver, carrying value approximates fair value as of December 31, 2017.

Note 5. Risks

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and derivatives such as equity options, futures contracts and options on futures contracts. A significant portion of the trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions generally takes place through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

The Company's market risk is attributable to potential changes in the market value of portfolios of financial instruments and is affected by various factors including the size and composition of positions held, interest rates, volatility and liquidity. Theoretically, the Company's exposure is equal to the cost of securities or contracts purchased and unlimited on securities or contracts sold short. The Company's overall exposure to market risk is impacted by its use of hedging strategies. The Company controls its exposure to market risk through various hedging strategies, analytical measures and techniques.

Purchased options on securities or futures contracts may provide the Company with the opportunity to deliver or to take delivery of the assets underlying the options at a contracted price. Options written on securities or futures contracts may obligate the Company to deliver or to take delivery of securities or futures contracts at a contracted price in the event the option is exercised by the holder. This may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or futures contracts in the open market. To minimize these risks, the Company may be long or short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company may hold other financial instruments, which can be used to settle or offset the risk of these obligations.

Note 5. Risks (Continued)

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these brokers. Additionally, as part of these clearing relationships, the Company's market-making activities are cleared by broker-dealers pursuant to Rule 15c3-1(a)(6) agreements. Per these agreements, the Company's clearing brokers are required to make certain calculations to assure compliance with the rule. This can also result in credit risk with these clearing brokers in the event a clearing broker does not fulfil its obligations under the agreements. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations governing brokers in the United Sates, as well as the Company's periodic monitoring of each clearing broker's creditworthiness.

The Company maintains cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

In the normal course of business, the Company is subject to regulatory oversight. Although open matters are subject to uncertainties inherent in the process and ultimate disposition is not presently determinable, management believes that the ultimate resolution will not have a significant impact to the ongoing operations of the Company.

Note 6. Derivative Instruments and Hedging Activities

The Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contracts. The Company's trading activities may involve the use of hedging strategies to reduce directional and non-directional risks. There is no guarantee that the hedging strategies will achieve their desired result. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or as a component of receivables from or payables to clearing broker.

Note 6. Derivative Instruments and Hedging Activities (Continued)

As of December 31, 2017, and for the year ended, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2017		Gross Liability Derivatives at Fair Value December 31, 2017	
Equity index contracts				
Equity options	$ 142,274,050	(1)	$ 286,798,198	(3)
Options on futures	135,974,155	(1)	32,182,248	(3)
Futures	978,106	(2)	1,156,597	(2)
Fixed income contracts				
Futures	4,045	(2)	13,040	(2)
Precious metals				
Options on futures	40,571,145	(2)	51,355,875	(2)
Futures	7,430,600	(2)	1,880,740	(2)
	$ 327,232,101		$ 373,386,698	

(1) - Included in Derivative financial instruments owned, at fair value on the statement of financial condition
(2) - Included in Receivables from or payable to clearing brokers on the statement of financial condition
(3) - Included in Derivative financial instruments sold, at fair value on the statement of financial condition

Note 6. Derivative Instruments and Hedging Activities (Continued)

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the statement of financial condition as of December 31, 2017 were as follows:

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Cash Collateral Received	Net Amount
Assets						
Futures contracts	$8,412,751	($2,246,547)	$6,166,204	$ -	$ -	$6,166,204
	$8,412,751	($2,246,547)	$6,166,204	$ -	$ -	$6,166,204
Liabilities						
Futures contracts	($3,050,377)	$2,246,547	$803,830	$ -	$ -	$803,830
	($3,050,377)	$2,246,547	$803,830	$ -	$ -	$803,830

Note 7. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $1,000,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2017, the Company had net capital of $60,040,368 which was $59,040,368 in excess of its required minimum net capital of $1,000,000.